United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) February 21, 2006

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State Jurisdiction of Incorporation)

1-11983	59-3359111
(Commission File Number)	(IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(904) 354-2482
www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 21, 2006, FPIC Insurance Group, Inc. ("FPIC") issued an earnings press release announcing selected financial data concerning FPIC's fourth quarter and year 2005 unaudited consolidated results of operations and financial condition presented in accordance with accounting principles generally accepted in the United States of America (GAAP). A copy of FPIC's press release dated February 21, 2006, is attached hereto as Exhibit 99 and is furnished as a part of this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

Exhibit Number	Description of Exhibits
99	FPIC Insurance Group, Inc. Earnings Press Release dated February 21, 2006
10(oooo)	Reinsurance Placement Slip relating to Medical Professional Liability Excess of Loss Reinsurance Contract, effective January 1, 2006, issued to Member Companies of FPIC Insurance Group, Inc. including First Professionals Insurance Company, Inc., Anesthesiologists Professional Assurance Company and Intermed Insurance Company (by Domestic Reinsurers)
10(pppp)	Reinsurance Placement Slip relating to Medical Professional Liability Excess of Loss Reinsurance Contract, effective January 1, 2006, issued to Member Companies of FPIC Insurance Group, Inc. including First Professionals Insurance Company, Inc., Anesthesiologists Professional Assurance Company and Intermed Insurance Company (by Lloyd's Reinsurers)

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FPIC INSURANCE GROUP, INC.

Date: February 21, 2006   By: /s/ John R. Byers

                                                John R. Byers
                                                President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
99	FPIC Insurance Group, Inc. Earnings Press Release dated February 21, 2006
10(oooo)	Reinsurance Placement Slip relating to Medical Professional Liability Excess of Loss Reinsurance Contract, effective January 1, 2006, issued to Member Companies of FPIC Insurance Group, Inc. including First Professionals Insurance Company, Inc., Anesthesiologists Professional Assurance Company and Intermed Insurance Company (by Domestic Reinsurers)
10(pppp)	Reinsurance Placement Slip relating to Medical Professional Liability Excess of Loss Reinsurance Contract, effective January 1, 2006, issued to Member Companies of FPIC Insurance Group, Inc. including First Professionals Insurance Company, Inc., Anesthesiologists Professional Assurance Company and Intermed Insurance Company (by Lloyd's Reinsurers)

Exhibit 99

FPIC INSURANCE GROUP, INC.
REPORTS FOURTH QUARTER AND YEAR 2005 RESULTS

JACKSONVILLE, Fla. (Business Wire) - February 21, 2006 - FPIC Insurance Group, Inc. ("FPIC") (Nasdaq: FPIC) reported consolidated income from continuing operations of $9.3 million, or $0.86 per diluted common share, for fourth quarter 2005, up from $6.7 million, or $0.64 per diluted common share, for fourth quarter 2004. Operating earnings increased to $9.8 million, or $0.90 per diluted common share, for fourth quarter 2005, up from $6.4 million, or $0.61 per diluted common share, for fourth quarter 2004.

For the year ended December 31, 2005, consolidated income from continuing operations was $32.9 million, or $3.06 per diluted common share, up from $26.8 million, or $2.57 per diluted common share, for the year ended December 31, 2004. For the year ended December 31, 2005, operating earnings increased to $33.5 million, or $3.12 per diluted common share, up from $24.4 million, or $2.34 per diluted common share, for the year ended December 31, 2004.

For additional information regarding the use of operating earnings as a financial measure, see the discussion provided later in this release captioned "Non-GAAP Financial Measures."

"We delivered record fourth quarter and annual results," said John R. Byers, President and Chief Executive Officer, "with both of our business segments contributing to this outstanding performance. We achieved significant top- and bottom-line growth in our insurance underwriting segment, and our insurance management segment also continued to deliver solid results. Our 2005 performance demonstrates our ability to convert our business strategy into strong financial results and to successfully build long-term value for our shareholders, policyholders and customers."

Unaudited Financial Highlights for Fourth Quarter 2005
(as compared to fourth quarter 2004 unless otherwise indicated)

- Consolidated operating earnings up 52%

- Sixteen consecutive quarters of positive consolidated operating earnings

- Net premiums earned in our insurance underwriting segment up 45% as a result of the reduction of reinsurance and pricing improvements

- Reduction in current year loss ratio due to favorable claims experience

- 87% combined ratio in our insurance underwriting segment; overall underwriting margin grew $5.4 million, or 195%

- Increase in assets, reserves, shareholders' equity and estimated statutory surplus for the fourth quarter and year 2005

- Net investment income increased 25% on portfolio growth and improved yield

- 15% return on average equity for the trailing twelve months

- Pre-tax charge of $0.8 million for compensation and benefits costs associated with the resignation of certain former officers

- Repurchased 77,020 shares of FPIC common stock under our stock repurchase program, of which 33,550 shares settled in January 2006; 288,480 shares remain available for repurchase under the program

Operational Highlights for Fourth Quarter and Year 2005

- Continued targeted market focus

- Policyholder retention in Florida remained strong at 95% for the year

- Further streamlined organizational structure with the sale of Third Party Administration segment

- Election of Charles Divita, III as Chief Financial Officer, effective January 1, 2006

Conference Call Information

FPIC will host a conference call at 11:00 a.m., Eastern Time, Wednesday, February 22, 2006, to review fourth quarter and year 2005 results. To access the conference call, please dial (866) 356-4441 (USA) or (617) 597-5396 (International) and use the access code 39214736.

The conference call will also be broadcast live over the Internet in a listen-only format via FPIC's corporate website at http://www.fpic.com. To access the call from FPIC's home page, click on "Investor Relations" and a conference call link will be provided to connect listeners to the broadcast.

Questions can be submitted in advance of the call until 10:00 a.m., Eastern Time, Wednesday, February 22, 2006, via e-mail at ir@fpic.com or through FPIC's corporate website at http://www.fpic.com, where a link on the "Investor Relations" page has been provided.

For individuals unable to participate in the conference call, a telephone replay will be available beginning at 1:00 p.m., Eastern Time, Wednesday, February 22, 2006, and ending at 11:59 p.m., Eastern Time, Friday, February 24, 2006. To access the telephone replay, dial (888) 286-8010 (USA) or (617) 801-6888 (International) and use the access code 10267745. A replay of the conference call webcast will also be available beginning at 1:00 p.m., Eastern Time, Wednesday, February 22, 2006, on FPIC's website.

Caution Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. *These forward-looking statements can be identified by such words as, but are not limited to, "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," "foresee," "hope," "should," "will," "will likely result" or "will continue" and other similar expressions.*

FPIC Year End 2005 Press Release: 2

These risks, uncertainties and other factors that could adversely affect our operations or cause actual results to differ materially from anticipated results include, but are not limited to, the following:

i) The effect on our insurance subsidiaries of changing market conditions that result from fluctuating cyclical patterns of the medical professional liability insurance business;

ii) The competitive environment in which we operate, including reliance on agents to place insurance, physicians electing to practice without insurance coverage, related trends and associated pricing pressures and developments;

iii) Business risks that result from our size, products, and geographic concentration;

iv) Uncertainties relating to government and regulatory policies (such as subjecting us to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations);

v) General economic conditions, either nationally or in our market areas, that are worse than expected;

vi) The rates we charge for our products and services being subject to or mandated by legal requirements and regulatory approval, which could affect our business or reinsurance arrangements;

vii) The actual amount of new and renewal business;

viii) The uncertainties of the loss reserving process, including the occurrence of insured or reinsured events with a frequency or severity exceeding our estimates;

ix) Business and financial risks associated with the unpredictability of court decisions;

x) Legal developments, including claims for extra-contractual obligations or in excess of policy limits, in connection with the administration of insurance claims;

xi) The dependence of our insurance management segment upon a major customer, Physicians' Reciprocal Insurers ("PRI"), for its revenue;

xii) The effects of PRI's premium rate adequacy, claims experience, policyholder retention, financial position and overall market and regulatory environment on its ability to maintain or grow its premium base;

xiii) Developments in reinsurance markets that could affect our reinsurance programs or our ability to collect reinsurance recoverables;

xiv) Developments in financial and securities markets that could affect our investment portfolio;

xv) The impact of rising interest rates on the market value of our investments and our interest costs associated with our long-term debt;

xvi) The loss of the services of any key members of senior management;

xvii) Risks of impairment of assets, generally, including the risk of impairment or inability to continue to recognize deferred acquisition costs, deferred tax assets, goodwill and other deferred or intangible assets;

xviii) Changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on our agents' ability to place insurance business on our behalf; and

xix) Other factors discussed elsewhere within FPIC's Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed with the United States Securities and Exchange Commission ("SEC") on May 9, 2005, August 8, 2005 and November 7, 2005, respectively; and FPIC's Form 10-K for the year ended December 31, 2004, filed with the SEC on March 15, 2005.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

To supplement FPIC's consolidated financial information presented herein in accordance with accounting principles generally accepted in the United States of America ("GAAP"), FPIC reports non-GAAP financial measures widely used in the insurance industry to evaluate financial performance over time. Operating earnings is a non-GAAP financial measure widely used by investors and analysts in the insurance sector to facilitate understanding of results by excluding (i) the net effects of realized capital gains and losses, which are more closely tied to the financial markets; (ii) the cumulative effects of accounting changes and other infrequent or non-recurring items, which can affect comparability across reporting periods; and (iii) discontinued operations. Tangible book value is a further non-GAAP financial measure used by investors and analysts to gauge book values excluding goodwill and other intangible assets.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, see the table captioned "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures," provided later in this release. FPIC's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding FPIC's performance and allows for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Corporate Profile

FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers, and a provider of insurance management services to other medical professional liability insurance carriers.

Contact Information

FPIC Insurance Group, Inc.
Jacksonville, Florida
Roberta Goes Cown, Senior Vice President and Corporate Counsel
904-360-3605

For all your investor needs, FPIC is on the Internet at http://www.fpic.com.
Got a Tough Question? E-mail us at ir@fpic.com, *FPIC: Providing Answers in a Changing Market*

FPIC Year End 2005 Press Release: 4

FPIC Insurance Group, Inc.

Unaudited Selected Financial Data
(Dollars in thousands, except per share data)

		Three Months Ended		Year Ended	
Consolidated Statements of Income		Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Revenues					
Net premiums earned	$	63,984	44,123	226,042	149,676
Insurance management fees		10,491	11,218	41,700	39,100
Net investment income		6,934	5,535	25,246	20,753
Commission income		454	919	2,000	6,193
Net realized investment (losses) gains		(801)	505	(980)	3,867
Other income		178	171	749	834
Total revenues		81,240	62,471	294,757	220,423
Expenses					
Net losses and loss adjustment expenses ("LAE")		45,117	35,738	166,657	125,172
Other underwriting expenses		10,759	5,633	36,440	12,527
Insurance management expenses		7,798	7,382	31,158	29,193
Interest expense on debt		1,002	713	3,495	2,564
Other expenses		2,948	1,971	8,368	7,645
Total expenses		67,624	51,437	246,118	177,101
Income from continuing operations before income taxes and minority interest		13,616	11,034	48,639	43,322
Less: Income tax expense		4,300	4,345	15,837	16,268
Income from continuing operations before minority interest		9,316	6,689	32,802	27,054
Less: Minority interest in (loss) income of consolidated subsidiary		10	(55)	(118)	248
Income from continuing operations		9,306	6,744	32,920	26,806
Discontinued operations					
Income from discontinued operations (net of income taxes)		—	441	369	1,375
Gain on disposal of discontinued operations (net of income taxes)		—	—	1,733	—
Discontinued operations		—	441	2,102	1,375
Net income	$	9,306	7,185	35,022	28,181
Basic earnings per common share:					
Income from continuing operations	$	0.90	0.68	3.22	2.69
Discontinued operations		—	0.04	0.21	0.14
Basic earnings per common share	$	0.90	0.72	3.43	2.83
Diluted earnings per common share:					
Income from continuing operations	$	0.86	0.64	3.06	2.57
Discontinued operations		—	0.04	0.20	0.13
Diluted earnings per common share	$	0.86	0.68	3.26	2.70
Basic weighted average common shares outstanding		10,296	10,033	10,220	9,973
Diluted weighted average common shares outstanding		10,839	10,544	10,740	10,420

FPIC Year End 2005 Press Release: 5

FPIC Insurance Group, Inc.
Unaudited Selected Financial Data, continued
(Dollars in thousands, except per share data)

Selected Consolidated Statements of Financial Position Information	As of	
	Dec 31, 2005	Dec 31, 2004
Total cash and investments	$ 773,803	683,968
Total assets	$ 1,308,541	1,271,321
Liability for losses and LAE	$ 663,466	635,118
Liability for losses and LAE, net of reinsurance	$ 359,619	301,699
Long-term debt	$ 46,083	46,083
Accumulated other comprehensive (loss) income, net	$ (4,231)	2,362
Total shareholders' equity	$ 249,590	217,120
Book value per common share	$ 24.14	21.56
Tangible book value per common share [a,b]	$ 22.32	19.63
Common shares outstanding	10,339	10,070
Consolidated statutory surplus of insurance subsidiaries [c]	$ 196,833	160,242

[a] Excludes goodwill of $18,870 and $18,870 and intangible assets of $0 and $561 as of December 31, 2005 and 2004, respectively.

[b] For additional information regarding the use of non-GAAP financial measures, see the discussion provided earlier in this release captioned "Non-GAAP Financial Measures" and the "Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures" found later in this release.

[c] The consolidated statutory surplus of our insurance subsidiaries reported as of December 31, 2005 is an estimate as of the date of this release. Our Form 10-K to be filed in March 2006 will report the statutory surplus of our insurance subsidiaries as reported in their respective statutory filings.

	Three Months Ended		Year Ended	
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Selected Consolidated Cash Flow Information				
Net cash provided by operating activities	$ 23,140	30,815	104,459	64,916
Net cash used in investing activities	$ (2,136)	(6,032)	(132,088)	(24,947)
Net cash (used in) provided by financing activities	$ (1,374)	629	2,073	3,217
Segment Reconciliation of Consolidated Revenues				
Insurance	$ 70,188	50,324	250,760	175,093
Insurance management	11,127	12,420	44,564	48,530
Intersegment eliminations	(75)	(273)	(567)	(3,200)
Consolidated revenues	$ 81,240	62,471	294,757	220,423
Segment Reconciliation of Consolidated Income from Continuing Operations				
Insurance	$ 7,411	4,091	25,227	16,272
Insurance management	1,895	2,737	7,795	10,870
Intersegment eliminations	—	(84)	(102)	(336)
Consolidated income from continuing operations	$ 9,306	6,744	32,920	26,806

FPIC Insurance Group, Inc.

Unaudited Selected Financial Data, continued
(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended	
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Selected Insurance Segment Information				
GAAP Combined Ratio:				
Loss ratio	70.5%	81.0%	73.7%	83.6%
Underwriting expense ratio	16.8%	12.8%	16.1%	8.4%
Combined ratio	87.3%	93.8%	89.8%	92.0%
Direct and assumed premiums written	$ 58,787	59,843	289,022	312,728
Net premiums written	$ 50,053	50,483	251,814	192,532
Net Paid Losses and LAE on Professional Liability Claims:[1]				
Net paid losses on professional liability claims	$ 12,405	18,819	60,817	67,805
Net paid LAE on professional liability claims	13,704	11,760	50,927	51,500
Net paid losses and LAE on professional liability claims	$ 26,109	30,579	111,744	119,305
Total professional liability claims with indemnity payment	89	99	391	350
Total professional liability claims and incidents closed without indemnity payment	441	637	2,065	2,162
Professional Liability Claims and Incidents Reported During the Period:				
Total professional liability claims reported	224	213	940	928
Total professional liability incidents reported	165	273	941	1,261
Total professional liability claims and incidents reported	389	486	1,881	2,189

	As of	
	Dec 31, 2005	Dec 31, 2004
Total professional liability claims and incidents that remained open	4,587	5,145
Professional liability policyholders (excluding fronting arrangements) [2]	14,055	14,158

[1] For the purpose of period over period comparison, net paid losses and LAE do not take into account $10,180 received in connection with the American Professional Assurance, Ltd. ceded reinsurance commutation during the second quarter of 2005, which would be a reduction to reported net paid losses and LAE.

[2] Professional liability policyholders (excluding fronting arrangements) includes policyholders whose individual insurance is 90% reinsured under facultative reinsurance agreements. For the period ended December 31, 2004, 111 such policyholders previously reported under fronting arrangements have been reclassified to professional liability policyholders (excluding fronting arrangements).

FPIC Insurance Group, Inc.

Reconciliation of Non-GAAP Measures to the Nearest Comparable GAAP Measures
(Dollars in thousands, except per share data)

Reconciliation of net income to operating earnings:

	Three Months Ended		Year Ended	
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004
Net income	$ 9,306	7,185	35,022	28,181
Adjustments to reconcile net income to operating earnings:				
Less: Net realized investment (losses) gains, net of income taxes [a]	(492)	310	(602)	2,375
Less: Discontinued operations, net of income taxes	—	441	2,102	1,375
Total adjustments	(492)	751	1,500	3,750
Operating earnings	$ 9,798	6,434	33,522	24,431

[a] All net realized investment (losses) gains, net of income taxes, for the periods reported relate to the insurance segment.

Reconciliation of shareholders' equity to tangible shareholders' equity:

	As of	
	Dec 31, 2005	Dec 31, 2004
Total shareholders' equity	$ 249,590	217,120
Adjustments to reconcile total shareholders' equity to tangible shareholders' equity:		
Less: Goodwill	18,870	18,870
Less: Intangible assets	—	561
Total adjustments	18,870	19,431
Tangible shareholders' equity	$ 230,720	197,689
Book value per common share	$ 24.14	21.56
Tangible book value per common share	$ 22.32	19.63

Exhibit 10(oooo)

Member Companies of FPIC Insurance Group, Inc.
including
First Professionals Insurance Company, Inc.
Jacksonville, Florida
Anesthesiologists' Professional Assurance Company
Coral Gables, Florida
and
Intermed Insurance Company
Springfield, Missouri

Medical Professional Liability Excess of Loss Reinsurance Contract
Effective: January 1, 2006

Reinsurance Confirmation

Business Reinsured

A.   By this Contract the Reinsurer agrees to reinsure the excess liability which may accrue to the Company under its policies, contracts and binders of insurance or reinsurance (hereinafter called "policies") issued or renewed on or after the effective date hereof and classified by the Company as follows:

1.   Professional Liability business and ancillary coverages, covering physicians, surgeons, dentists, chiropractors, podiatrists and other allied medical practitioners and their professional associations;

2.   Health Care Facilities Liability and ancillary coverages, including employed medical technicians, partnerships, corporations and limited liability companies;

subject to the terms, conditions and limitations hereinafter set forth.

B.   Coverage hereunder may include prior acts coverage and/or extended discovery or reporting coverage when provided on original policies.

C.   Notwithstanding the provisions of paragraph A, the Reinsurer agrees to reinsure the excess liability which may accrue to the Company resulting from:

1.   Claims first made to the Company during the underwriting year on occurrence form policies issued by Intermed Insurance Company prior to January 1, 2000; and

2.   Claims first made to the Company during the underwriting year on Extended Reporting Endorsements on claims made policies issued by Intermed Insurance Company prior to January 1, 2000;

subject to the terms, conditions and limitations hereinafter set forth.

Commencement and Termination

A.   This Contract shall become effective on January 1, 2006, with respect to claims made against or reported to the Company on or after that date. This is with respect to new and renewal policies incepting during underwriting years commencing on or after that date and with respect to business covered under paragraph C of the Business Reinsured Article. This coverage shall continue in force thereafter until terminated.

B.   Either party may terminate this Contract on any December 31 by giving the other party not less than 90 days prior written notice by certified mail.

C.   Nothwithstanding the provisions of paragraph B above, the Company may terminate a Subscribing Reinsurer's percentage share in this Contract at any time by giving not less than 30 days written notice to the Subscribing Reinsurer in the event any of the following circumstances occur:

    1.   The Subscribing Reinsurer's policyholders' surplus at the inception of any underwriting year has been reduced by more than 25.0% of the amount of surplus 12 months prior to that date; or

    2.   The Subscribing Reinsurer's policyholders' surplus at any time during any underwriting year has been reduced by more than 25.0% of the amount of surplus at the date of the Subscribing Reinsurer's most recent financial statement filed with regulatory authorities and available to the public as of the inception of this Contract; or

    3.   The Subscribing Reinsurer's A.M. Best's rating has been assigned or downgraded below A- and/or Standard & Poor's Financial Strength rating is assigned or downgraded below A-; or

    4.   A State Insurance Department or other legal authority has ordered the Subscribing Reinsurer to cease writing business; or

    5.   The Subscribing Reinsurer has become insolvent or has been placed into liquidation or receivership (whether voluntary or involuntary) or proceedings have been instituted against the Subscribing Reinsurer for the appointment of a receiver, liquidator, rehabilitator, conservator or trustee in bankruptcy, or other agent known by whatever name, to take possession of its assets or control of its operations; or

    6.   The Subscribing Reinsurer has ceased assuming new and renewal property and casualty treaty reinsurance business.

D.   Unless the Company elects to reassume the unearned reinsurance premium in force on the effective date of termination, and so notifies the Reinsurer prior to or within 30 days after the effective date of termination, reinsurance hereunder on business in force on the effective date of termination shall remain in full force and effect until expiration, cancellation or next premium anniversary of such business, whichever first occurs, but in no event beyond 12 months, plus odd time (not to exceed 18 months in total) and plus any extension of coverage for extended discovery or reporting coverage, following the effective date of termination.

E.   Notwithstanding the provisions of paragraph D above, in the event that any policy subject to this Contract is required by statute, regulation, or by order of an insurance department to be continued in force, the Reinsurer agrees to extend reinsurance coverage hereunder with respect to such policy until such policy may be canceled or non-renewed by the Company.

F.   Any claims made under the extended reporting coverage provision shall be deemed to have been made on the date the original policy expired or was cancelled. Premium for such extended reporting coverage shall be considered fully earned by the reinsurer on the last date the original policy was in force.

Territory (BRMA 51D)

This Contract shall be world-wide in its geographic scope.

Exclusions

See attached.

Retention and Limit

A. **Coverage A:**

   1. As respects all business covered hereunder, the Company shall retain and be liable for the first $500,000 of ultimate net loss each insured, each claim or occurrence. The Reinsurer shall then be liable for the amount by which such ultimate net loss exceeds the Company's retention, but the liability of the Reinsurer shall not exceed $2,500,000 as respects each insured, each claim or occurrence.

   2. The Company shall purchase or be deemed to have purchased inuring excess reinsurance to limit its ultimate net loss subject hereto from any one coverage any one policy (exclusive of loss in excess of policy limits or extra contractual obligations) to $1,000,000 per claim or occurrence.

   3. As respects extra contractual obligations and/or loss in excess of policy limits, the maximum amount of ultimate net loss (as defined in paragraph A of Definitions) recoverable by the Company hereunder shall be $15,000,000 for any one underwriting year.

B. **Coverage B:**

   1. As respects all business covered hereunder with policy limits exceeding $1,000,000 (excepting business covered under paragraph C of the Business Reinsured Article), the Company shall retain and be liable for the first $1,000,000 of ultimate net loss each insured, each claim or occurrence. The Reinsurer shall then be liable for the amount by which such ultimate net loss exceeds the Company's retention, but the liability of the Reinsurer shall not exceed the following:

      a. $4,000,000 as respects each insured, each claim or occurrence, for:

         1) Health Care Facilities Liability and ancillary coverages, including employed medical technicians, partnerships, corporations and limited liability companies, and

         2) Dentists and their professional associations, and

         3) Physicians and surgeons in Arkansas and their professional associations.

      b. $1,000,000 as respects each insured, each claim or occurrence, for business reinsured not included in (a) above.

   2. Provided that a policy cession has been made to Coverage B, a separate limit shall be payable by the Reinsurer for extra contractual obligations ('ECO') and loss in excess of policy limits ('XPL'), without an additional retention by the Company (other than its 10.0% co-participation as respects ECO and XPL losses hereunder).

3. The Company shall purchase or be deemed to have purchased inuring excess reinsurance to limit its ultimate net loss subject hereto from any one coverage, any one policy (exclusive of loss in excess of policy limits or extra contractual obligations) to $5,000,000 each insured, each claim or occurrence, and to $7,000,000 each insured in the annual aggregate.

C. As respects any declaratory judgment action regarding a claim on a policy subject hereto, if the Company is successful or settles prior to judgment, the Company shall retain the first $70,000 of declaratory judgment expense and the Reinsurer shall be liable for 80.0% of the amount excess of the Company's retention. However, the liability of the Reinsurer for successful declaratory judgment expense shall not exceed $1,000,000 arising out of policies allocated to any one underwriting year.

D. Coverage B shall inure to the benefit of Coverage A.

E. As respects business written in the State of Kansas, the Company's retention shall be deemed to include coverage provided by the Healthcare Stabilization Fund.

Definitions

See attached.

Claims and Loss Adjustment Expense

A. Whenever a claim is reserved by the Company for an amount greater than $250,000 and/or whenever a claim appears likely to result in a claim under this Contract, the Company shall notify the Reinsurer. All cases of serious injury which, regardless of considerations of liability or coverage, shall be reported to the Reinsurer, including, but not limited to the following:

1. Brain injury with significant cognitive, behavioral or physical residual damages;

2. Quadriplegia or paraplegia including Cauda Equina Syndrome;

3. Fatalities or significantly diminished life expectancy of wage earners or parents with minor children;

4. Any claim where the Company sustains a verdict for loss in excess of the policy limit and/or any action alleging extra contractual or bad faith obligations against the Company;

5. Any declaratory judgment action brought by or against the Company where the expense amount is greater than $50,000.

The Company will provide individual claim reports on reported claims to the Reinsurer and will provide updates as needed.

B. The Reinsurer shall have the right to participate, at its own expense, in the defense of any claim or suit involving this reinsurance.

C. All claim settlements made by the Company, provided they are within the terms of this Contract, shall be binding upon the Reinsurer, and the Reinsurer agrees to pay all amounts for which it may be liable upon receipt of reasonable evidence of the amount paid by the Company.

D. In the event of loss hereunder, loss adjustment expense incurred by the Company in connection therewith which does not reduce the Company's limit of liability under the policy involved shall be shared by the Company and the Reinsurer in the proportion the ultimate net loss paid or payable by the Reinsurer bears to the total loss paid or payable by the Company, prior to any reinsurance recoveries, but after deduction of all salvage, subrogation and other recoveries. However, if a verdict or judgment is reduced by any process other than by the trial court, resulting in an ultimate saving to the Reinsurer, or a judgment is reversed outright, the expenses incurred in securing such reduction or reversal shall be shared by the Company and the Reinsurer in the proportion that each benefits from such reduction or reversal, and the expenses incurred up to the time of the original verdict or judgment which do not reduce the Company's limit of liability under the policy involved shall be shared in proportion to each party's interest in such original verdict or judgment. The Reinsurer's liability for such loss adjustment expense shall be in addition to its liability for ultimate net loss.

Reinsurance Premium

A. **Coverage A:**

1. As premium for the reinsurance provided under Coverage A, the Company shall pay the Reinsurer 10.0% of the Company's gross net written premium applicable to subject business for each underwriting year.

2. The Company shall pay the Reinsurer an annual deposit premium of $24,000,000 in four equal installments of $6,000,000 on January 1, April 1, July 1 and October 1 of each underwriting year. In the event this Contract is terminated prior to any December 31, no deposit premium installments shall be due after the effective date of termination.

3. As respects Coverage A, within 60 days after the end of each underwriting year, the Company shall provide a report to the Reinsurer setting forth the premium due hereunder for the underwriting year, computed in accordance with the paragraphs above, and any additional premium due the Reinsurer shall be paid by the Company with its report, and any return premium due the Company shall be remitted promptly. In the event this Contract is terminated prior to any December 31, premium due shall be pro rated accordingly.

B. **Coverage B**:

1. As premium for the reinsurance provided under Coverage B, the Company shall pay the Reinsurer 100% of its excess limits gross net written premium applicable to subject business, less ceding commission thereon for each underwriting year.

2. As respects Coverage B, within 30 days following the end of each calendar quarter, the Company shall report its excess limits gross net written premium applicable to subject business. The premium due the Reinsurer, less any commission thereon, shall be paid by the Company with its report.

C. Regardless of the option chosen by the Company at expiration or cancellation in accordance with the provisions of the Commencement and Termination Article, in the event the Company is bound by statute or regulation to continue coverage, the Reinsurer shall continue to receive premium as set forth above on such policies quarterly as written.

D. "Gross net written premium" as used herein is defined as gross written premium of the Company for primary policy limits of $1,000,000 each claim or less for the classes of business reinsured hereunder, less cancellations and return premiums, and less premiums ceded by the Company for inuring facultative reinsurance, if any.

E. "Excess limits gross net written premium" as used herein is defined as the portion of the full gross written premium charged by the Company to its original insureds and allocated to the subject policy limit greater than $1,000,000 each claim for the classes of business reinsured hereunder, less cancellations and return premiums, and less premiums ceded by the Company for inuring facultative reinsurance, if any.

Ceding Commission

A. As respects Coverage B, the Reinsurer shall allow the Company a 17.5% commission on all premiums ceded to the Reinsurer hereunder. The Company shall allow the Reinsurer return commission on return premiums at the same rate.

B. It is expressly agreed that the ceding commission allowed the Company includes provision for all dividends, commissions, taxes, assessments, and all other expenses of whatever nature, except loss adjustment expense and successful declaratory judgment expense.

Profit Sharing

A. As respects Coverage A, the Reinsurer shall pay the Company profit sharing equal to 35.0% of the net profit, if any, in accordance with the provisions of paragraphs B and C hereunder, accruing to the Reinsurer for each underwriting year. The Reinsurer's net profit for each underwriting year shall be calculated in accordance with the following formula, it being understood that a positive balance equals net profit and a negative balance equals net loss:

1. Premiums earned for policies allocated to the underwriting year; less

2. Expenses incurred by the Reinsurer at 30.0% of premiums earned for policies allocated to the underwriting year; less

3. Losses incurred for policies allocated to the underwriting year; less

4. Incurred but not reported loss reserves ("IBNR") as original (to correspond with IBNR funding by Letter of Credit); less

5. The Reinsurer's net loss, if any, from the immediately preceding underwriting year of this Contract and/or the Reinsurer's net loss, if any, carried forward from the following agreements:

    a. First Professionals Insurance Company Casualty Excess of Loss Reinsurance Agreement CXS-3014(1994) for calendar years 1994 and 1995; and/or

    b. First Professionals Insurance Company Physicians, Dentists, and Chiropractors Casualty First through Fourth and Clash Excess of Loss Reinsurance Agreement AR 4302 for calendar year 1996; and/or

    c. First Professionals Insurance Company Physicians, Dentists, and Chiropractors Casualty First through Fourth and Clash Excess of Loss Reinsurance Agreement AR 4373 for calendar years 1997 through 1999; and/or

    d. FPIC Insurance Group Medical Malpractice and Lawyers Professional Liability Excess of Loss Reinsurance Agreement AR 12427 for calendar years 2000, 2001, 2002 and 2003 and the Medical Excess of Loss Reinsurance Contract for calendar years 2004 and 2005; less

6. The Reinsurer's net loss, if any, from Coverage B of this Contract, calculated as follows:

    a. Premiums earned for policies allocated to the underwriting year; less

b. Ceding commission allowed on (a) above; less

   c. Expenses incurred by the Reinsurer at 30.0% of net premiums earned (premiums earned less ceding commission thereon) for policies allocated to the underwriting year; less

   d. Losses incurred for policies allocated to the underwriting year; less

   e. IBNR as original (to correspond with IBNR funding by Letter of Credit); less

   f. The Reinsurer's net loss, if any, from the immediately preceding underwriting year (beginning with the Medical Malpractice Liability Excess of Loss Reinsurance Agreement, effective January 1, 2003, as respects the second layer of coverage therein). It is understood that the net loss, if any, from an underwriting year shall be carried forward to extinction."

B. The Company shall calculate and report the Reinsurer's net profit within 45 days after 24 months following the end of each underwriting year, and within 45 days after the end of each 12-month period thereafter until all losses subject hereto have been finally settled. Profit sharing shall be payable upon receipt and verification of the profit sharing statement, based on the following schedule:

   1. At the first calculation, one-third of the profit sharing shown to be due the Company will be payable by the Reinsurer.

   2. At the second calculation, (first recalculation), two-thirds (less any amount previously paid) will be payable by the Reinsurer.

   3. At the third and subsequent calculations, the full amount (less any amounts previously paid) will be payable by the Reinsurer.

   Any return profit sharing shown to be due the Reinsurer shall be paid by the Company with its report.

C. "Premiums earned" as used herein shall mean the ceded written premiums for policies (or endorsements) allocated to the underwriting year, less the unearned portion thereof as of the effective date of calculation, it being understood that all premium from policies (or endorsements) allocated to an underwriting year shall be credited to that underwriting year, unless this Contract is terminated on a "cutoff" basis and the Company reassumes the unearned premium as of the effective date of termination.

Other Reinsurance

A. The Company may purchase individual facultative reinsurance, which may inure to the benefit of this Contract. Premiums for inuring reinsurance, if any, shall be deducted from the subject premiums.

B. Recoveries under any insurance or reinsurance which indemnifies or protects the Company against claims for loss in excess of policy limits or extra contractual obligations and any contribution or subrogation under such insurance or reinsurance shall inure to the benefit of this Contract.

Other Provisions

Subrogation (see attached)
Offset (BRMA 36C)
Access to Records (BRMA 1A)
Net Retained Lines (BRMA 32E)
Errors and Omissions (BRMA 14F)
Liability of the Reinsurer (see attached)
Currency (BRMA 12A)
Taxes (BRMA 50B)
Unauthorized Reinsurers (Evergreen LOC, Outstanding Losses/LAE and IBNR) (see attached)
Insolvency (see attached)
Arbitration (see attached)
Late Payments for Inactive Reinsurers (see attached)
Service of Suit (BRMA 49E)
Federal Excise Tax (see attached)
Agency Agreement (see attached)
Intermediary (BRMA 23A)
Governing Law (BRMA 71B) - Florida

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Exclusions

A. This Contract does not apply to and specifically excludes the following:

    1. Reinsurance assumed by the Company other than:

        a. Intra-company reinsurance; and

        b. Policies underwritten by the Company but issued by another carrier at the Company's request and reinsured 100% by the Company.

    2. Business produced and underwritten by others.

    3. Hospital Professional Liability and related General Liability Business.

    4. Occurrence form policies except for those policies noted in paragraph C of the Business Reinsured Article.

    5. Insureds written under the Company's Non-Standard Medical and Dental Malpractice Quota Share Reinsurance Agreement (or replacement thereof).

    6. Nuclear risks as defined in the "Nuclear Incident Exclusion Clause - Liability - Reinsurance" attached to and forming part of this Contract.

    7. All liability of the Company arising by contract, operation of law, or otherwise, from its participation or membership, whether voluntary or involuntary, in any insolvency fund. "Insolvency fund" includes any guaranty fund, insolvency fund, plan, pool, association, fund or other arrangement, however denominated, established or governed, which provides for any assessment of or payment or assumption by the Company of part or all of any claim, debt, charge, fee or other obligation of an insurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

    8. Liability as a member, subscriber or reinsurer of any Pool, Syndicate or Association.

B. Business falling within the scope of one or more of the exclusions set forth in paragraph A or not within the terms, conditions or limitations of this Contract may be submitted to the Reinsurer for special acceptance and, if accepted by the Reinsurer, shall be subject to all the terms of this Contract except as modified by the special acceptance.

Definitions

A. "Ultimate net loss" as used herein is defined as the sum or sums (including deductibles of $250,000 or less paid by the Company or the insured, loss in excess of policy limits, extra contractual obligations and any loss adjustment expense, as hereinafter defined, which reduces the Company's limit of liability under the policy involved) paid or payable by the Company in settlement of claims and in satisfaction of judgments rendered on account of such claims, after deduction of all salvage, all recoveries and all claims on inuring insurance or reinsurance, whether collectible or not. Nothing herein shall be construed to mean that losses under this Contract are not recoverable until the Company's ultimate net loss has been ascertained.

B. "Loss in excess of policy limits" and "extra contractual obligations" as used herein shall be defined as follows:

    1. "Loss in excess of policy limits" shall mean 90.0% of any amount paid or payable by the Company in excess of its policy limits, but otherwise within the terms of its policy, such loss in excess of the Company's policy limits having been incurred because of, but not limited to, failure by the Company to settle within the policy limits or by reason of the Company's alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of an action against its insured or reinsured or in the preparation or prosecution of an appeal consequent upon such an action.

    2. "Extra contractual obligations" shall mean 90.0% of any punitive, exemplary, compensatory or consequential damages paid or payable by the Company, not covered by any other provision of this Contract and which arise from the handling of any claim on business subject to this Contract, such liabilities arising because of, but not limited to, failure by the Company to settle within the policy limits or by reason of the Company's alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of an action against its insured or reinsured or in the preparation or prosecution of an appeal consequent upon such an action. An extra contractual obligation shall be deemed, in all circumstances, to have occurred on the same date as the loss covered or alleged to be covered under the policy.

    Notwithstanding anything stated herein, this Contract shall not apply to any loss in excess of policy limits or any extra contractual obligation incurred by the Company as a result of any deliberately fraudulent and/or criminal act by any officer or director of the Company acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense or settlement of any claim covered hereunder.

    If any provision of this paragraph B shall be rendered illegal or unenforceable by the laws, regulations or public policy of any state, such provision shall be considered void in such state, but this shall not affect the validity or enforceability of any other provision of this Contract or the enforceability of such provision in any other jurisdiction.

C. "Insured" as used herein shall mean any party or parties provided with a separate policy limit by the Company.

D. "Claim" and "occurrence" shall have the same meaning as the term occurrence, claim, medical incident, wrongful act or such similar term, as applicable, under the Company's policy forms.

E. "Loss adjustment expense" as used herein shall mean expenses assignable to the appraisal, adjustment, settlement, litigation, investigation, defense and/or appeal of specific claims, regardless of how such expenses are classified for statutory reporting purposes. Loss adjustment expense shall include, but not be limited to interest on judgments, legal expenses and expenses associated with unsuccessful declaratory judgment actions, but shall not include office expenses or salaries of the Company's regular employees.

F.   "Declaratory judgment expense" as used herein shall mean all court costs, attorney's fees and expense incurred by the Company in contesting insurance coverage on policies reinsured hereunder. Declaratory judgment expenses shall be deemed to have occurred on the same date as the loss covered or alleged to be covered under the policy.

G.   "Losses incurred" as used herein shall mean ceded losses and loss adjustment expense paid as of the effective date of calculation, plus the Company's ceded reserves for losses and loss adjustment expense outstanding as of the same date, it being understood and agreed that all losses and related loss adjustment expense under policies allocated to an underwriting year shall be charged to that underwriting year, regardless of the date said losses actually occur, unless this Contract is terminated on a "cutoff" basis, in which event the Reinsurer shall have no liability for claims made or occurrences commencing after the effective date of termination.

H.   "Underwriting year" as used herein shall mean the period from January 1, 2006 through December 31, 2006, and each subsequent 12-month period thereafter shall be a separate underwriting year, unless this Contract is terminated, in which event the final underwriting year shall be from the beginning of the then current underwriting year through the date of termination. All premiums and all claims or losses from new and renewal policies incepting during a given underwriting year shall be credited or charged, respectively, to such underwriting year, regardless of the date said premiums earn or such claims are made or losses occur (subject to the "cutoff" provisions of the Commencement and Termination Article).

Other Provisions (Non-BRMA)

Subrogation

The Reinsurer shall be credited with recoveries from subrogation (i.e. reimbursement obtained or recovery made by the Company, less the actual cost, excluding salaries of officials and employees of the Company and sums paid to attorneys as retainer, of obtaining such reimbursement or making such recovery) on account of claims and settlements involving reinsurance hereunder. Recoveries therefrom shall always be used to reimburse the excess reinsurers in the reverse order of their priority according to their participation before being used in any way to reimburse the Company for its initial retained loss in accordance with the Retention and Limit Article. The Company hereby agrees to enforce its rights to subrogation relating to any loss, a part of which loss was sustained by the Reinsurer, and to prosecute all claims arising out of such rights.

Liability of the Reinsurer

A. The liability of the Reinsurer shall follow that of the Company in every case and be subject in all respects to all the general and specific stipulations, clauses, waivers and modifications of the Company's policies and any endorsements thereon. However, in no event shall this be construed in any way to provide coverage outside the terms and conditions set forth in this Contract.

B. Nothing herein shall in any manner create any obligations or establish any rights against the Reinsurer in favor of any third party or any persons not parties to this Contract.

Unauthorized Reinsurers

A. If the Reinsurer is unauthorized in any state of the United States of America or the District of Columbia, the Reinsurer agrees to fund its share of the Company's ceded United States unearned premium and outstanding loss and loss adjustment expense reserves (including incurred but not reported loss reserves) by:

   1. Clean, irrevocable and unconditional letters of credit issued and confirmed, if confirmation is required by the insurance regulatory authorities involved, by a bank or banks meeting the NAIC Securities Valuation Office credit standards for issuers of letters of credit and acceptable to said insurance regulatory authorities; and/or

   2. Escrow accounts for the benefit of the Company; and/or

   3. Cash advances;

   if, without such funding, a penalty would accrue to the Company on any financial statement it is required to file with the insurance regulatory authorities involved. The Reinsurer, at its sole option, may fund in other than cash if its method and form of funding are acceptable to the insurance regulatory authorities involved.

B. With regard to funding in whole or in part by letters of credit, it is agreed that each letter of credit will be in a form acceptable to insurance regulatory authorities involved, will be issued for a term of at least one year and will include an "evergreen clause," which automatically extends the term for at least one additional year at each expiration date unless written notice of non-renewal is given to the Company not less than 30 days prior to said expiration date. The Company and the Reinsurer further agree, notwithstanding anything to the contrary in this Contract, that said letters of credit may be drawn upon by the Company or its successors in interest at any time, without diminution because of the insolvency of the Company or the Reinsurer, but only for one or more of the following purposes:

1. To reimburse itself for the Reinsurer's share of unearned premiums returned to insureds on account of policy cancellations, unless paid in cash by the Reinsurer;

2. To reimburse itself for the Reinsurer's share of losses and/or loss adjustment expense paid under the terms of policies reinsured hereunder, unless paid in cash by the Reinsurer;

3. To reimburse itself for the Reinsurer's share of any other amounts claimed to be due hereunder, unless paid in cash by the Reinsurer;

4. To fund a cash account in an amount equal to the Reinsurer's share of any ceded unearned premium and/or outstanding loss and loss adjustment expense reserves (including incurred but not reported loss reserves) funded by means of a letter of credit which is under non-renewal notice, if said letter of credit has not been renewed or replaced by the Reinsurer 10 days prior to its expiration date;

5. To refund to the Reinsurer any sum in excess of the actual amount required to fund the Reinsurer's share of the Company's ceded unearned premium and/or outstanding loss and loss adjustment expense reserves (including incurred but not reported loss reserves), if so requested by the Reinsurer.

In the event the amount drawn by the Company on any letter of credit is in excess of the actual amount required for B(1), B(2) or B(4), or in the case of B(3), the actual amount determined to be due, the Company shall promptly return to the Reinsurer the excess amount so drawn.

Insolvency

A. In the event of the insolvency of one or more of the reinsured companies, this reinsurance shall be payable directly to the company or to its liquidator, receiver, conservator or statutory successor on the basis of the liability of the company without diminution because of the insolvency of the company or because the liquidator, receiver, conservator or statutory successor of the company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the company shall give written notice to the Reinsurer of the pendency of a claim against the company indicating the policy or bond reinsured which claim would involve a possible liability on the part of the Reinsurer within a reasonable time after such claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of such claim, the Reinsurer shall have the right to participate, at its own expense, in the defense of any claim or suit involving this reinsurance.

B. It is further understood and agreed that, in the event of the insolvency of one or more of the reinsured companies, the reinsurance under this Contract shall be payable directly by the Reinsurer to the company or to its liquidator, receiver or statutory successor, except as provided by Section 4118(a) of the New York Insurance Law or except (1) where this Contract specifically provides another payee of such reinsurance in the event of the insolvency of the company or (2) where the Reinsurer with the consent of the direct insured or insureds has assumed such policy obligations of the company as direct obligations of the Reinsurer to the payees under such policies and in substitution for the obligations of the company to such payees.

Arbitration

A. As a condition precedent to any right of action hereunder, in the event of any dispute or difference of opinion hereafter arising with respect to this Contract, it is hereby mutually agreed that such dispute or difference of opinion shall be submitted to arbitration. One Arbiter shall be chosen by the Company, the other by the Reinsurer, and an Umpire shall be chosen by the two Arbiters before they enter upon arbitration, all of whom shall be active or retired disinterested executive officers of insurance or reinsurance companies or Lloyd's London Underwriters. In the event that either party should fail to choose an Arbiter within 30 days following a written request by the other party to do so, the requesting party may choose two Arbiters who shall in turn choose an Umpire before entering upon arbitration. If the two Arbiters fail to agree upon the selection of an Umpire within 30 days following their appointment, each Arbiter shall nominate three candidates within 10 days thereafter, two of whom the other shall decline, and the decision shall be made by drawing lots.

B. Each party shall present its case to the Arbiters within 30 days following the date of appointment of the Umpire. The Arbiters shall consider this Contract as an honorable engagement rather than merely as a legal obligation and they are relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of the Arbiters shall be final and binding on both parties; but failing to agree, they shall call in the Umpire and the decision of the majority shall be final and binding upon both parties. Judgment upon the final decision of the Arbiters may be entered in any court of competent jurisdiction.

C. If more than one reinsurer is involved in the same dispute, all such reinsurers shall constitute and act as one party for purposes of this Article and communications shall be made by the Company to each of the reinsurers constituting one party, provided, however, that nothing herein shall impair the rights of such reinsurers to assert several, rather than joint, defenses or claims, nor be construed as changing the liability of the reinsurers participating under the terms of this Contract from several to joint.

D. Each party shall bear the expense of its own Arbiter, and shall jointly and equally bear with the other the expense of the Umpire and of the arbitration. In the event that the two Arbiters are chosen by one party, as above provided, the expense of the Arbiters, the Umpire and the arbitration shall be equally divided between the two parties.

E. Any arbitration proceedings shall take place at a location mutually agreed upon by the parties to this Contract, but notwithstanding the location of the arbitration, all proceedings pursuant hereto shall be governed by the law of the State of Florida.

F. In the event that any Subscribing Reinsurer has ceased assuming new and renewal property and casualty treaty reinsurance business and fails to pay any amount claimed to be due hereunder, the Company may, at its sole option, by giving not less than 30 days written notice to the Subscribing Reinsurer, elect to bypass this Article, and the Reinsurer hereby expressly waives the requirements of this Arbitration Article.

Late Payments for Inactive Reinsurers

A. In the event any payment due the Company is not received by the Intermediary by the payment due date, the Inactive Reinsurer agrees to pay, an interest penalty on the amount past due calculated for each such payment on the last day of each month as follows:

   1. The number of full days which have expired since the due date or the last monthly calculation, whichever the lesser; times

   2. 1/365ths of the LIBOR monthly rate, plus (1%) one percent, on the first day of the month for which the calculation is made; times

3.   The amount past due, including accrued interest.

It is agreed that interest shall accumulate until payment of the original amount due plus interest penalties have been received by the Intermediary.

For purposes of this Article, the "due date" for any payment due the Company hereunder shall be deemed due (30) thirty days after the proof of loss or demand for payment is transmitted to the Inactive Reinsurer. If such payment is not received within the (30) thirty days, interest will accrue on the payment or amount overdue in accordance with this Article, from the date the proof of loss or demand for payment was transmitted to the Inactive Reinsurer. The active or inactive status of a reinsurer on the date a proof of loss or demand for payment was transmitted to such reinsurer shall not affect the due date or the calculation of the interest penalty as defined in this Article.

B.   For purposes of this Article, an Inactive Reinsurer is a reinsurer who has ceased assuming new and renewal property and casualty treaty reinsurance business.

Federal Excise Tax

A.   The Reinsurer has agreed to allow for the purpose of paying the Federal Excise Tax the applicable percentage of the premium payable hereon as imposed under Section 4371 of the Internal Revenue Code to the extent such premium is subject to the Federal Excise Tax.

B.   In the event of any return of premium becoming due hereunder the Reinsurer will deduct the applicable percentage from the return premium payable hereon and the Company or its agent should take steps to recover the tax from the United States Government.

Agency Agreement

If more than one reinsured company is named as a party to this Contract, the first named company shall be deemed the agent of the other reinsured companies for purposes of sending or receiving notices required by the terms and conditions of this Contract, and for purposes of remitting or receiving any monies due any party.

Reinsurance Confirmation Signing Page

Company: **FPIC Insurance Group, Inc.**

Contract: **Medical Professional Liability Excess of Loss Reinsurance Contract**

Reinsurer: **Ace Tempest Re USA LLC**

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation dated December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Coverage Percent	Limit	Retention	Your Part. Percent	Your Dollar Line	Your Reference No.
Coverage A	100%	$2,500,000	$500,000	7.5%	$187,500	10483-05
Coverage B	100%	$4,000,000	$1,000,000	7.5%	$300,000	10483A-04

Comments

_____

_____

_____

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Signed: /s/ David C. Riek
         ACE Tempest Re USA LLC

Date: December 28, 2005

Please sign and return one copy.

Reinsurance Confirmation Signing Page

Company: **FPIC Insurance Group, Inc.**

Contract: **Medical Professional Liability Excess of Loss Reinsurance Contract**

Reinsurer: **Everest Reinsurance Company**

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation dated December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Coverage Percent	Limit	Retention	Your Part. Percent	Your Dollar Line	Your Reference No.
Layer 1	100%	$2,500,000	$500,000	5%	$125,000	
Layer 2	100%	$4,000,000	$1,000,000	5%	$200,000	

Comments

_____

_____

_____

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Signed: /s/ Mark B. Elberg
_____
Everest Reinsurance Company

Date: December 27, 2005
_____

Please sign and return one copy.

Reinsurance Confirmation Signing Page

Company: **FPIC Insurance Group, Inc.**

Contract: **Medical Professional Liability Excess of Loss Reinsurance Contract**

Reinsurer: **Hannover Re**

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation dated December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Reinsurer	Limit	Retention	Your Part. Percent	Your Dollar Line	Your Reference No.
Coverage A	Hannover Re	$2,500,000	$500,000	30.0%	$750,000	LY13140B
Coverage B	Hannover Re	$4,000,000	$1,000,000	30.0%	$1,200,000	LY13339A
Coverage A Total				**30.0%**		
Coverage B Total				**30.0%**		

Comments _____

_____

_____

Hannover, Germany, January 6, 2006

Hannover re
_____
Hannover Ruckversicherung AG

/s/ Carola VonHeimburg
_____
North American Treaty Department

Reinsurance Confirmation Signing Page

Company: **FPIC Insurance Group, Inc.**

Contract: **Medical Professional Liability Excess of Loss Reinsurance Contract**

Reinsurer: **Odyssey America Reinsurance Corporation**

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation dated December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Coverage Percent	Limit	Retention	Your Part. Percent	Your Dollar Line	Your Reference No.
Coverage A	100%	$2,500,000	$500,000	3.5%	$87,500	
Coverage B	100%	$4,000,000	$1,000,000	3.5%	$140,000	

Comments

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Signed: /s/ Patrick Gentile
Odyssey America Reinsurance Corporation

Date: December 28, 2005

Please sign and return one copy.

Reinsurance Confirmation Signing Page

Company: **FPIC Insurance Group, Inc.**

Contract: **Medical Professional Liability Excess of Loss Reinsurance Contract**

Reinsurer: **Partner Reinsurance Company of the U.S.**

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation dated December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Coverage Percent	Limit	Retention	Your Part. Percent	Your Dollar Line	Your Reference No.
Coverage A	100%	$2,500,000	$500,000	10%	$250,000	T201558
Coverage B	100%	$4,000,000	$1,000,000	10%	$400,000	T201559

Comments

_____

_____

_____

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Signed: /s/ Guiseppe A. Ruggieri
_____
Partner Reinsurance Company of the U.S.

Date: December 21, 2005
_____

Please sign and return one copy.

Reinsurance Confirmation Signing Page

Company: FPIC Insurance Group, Inc.

Contract: Medical Professional Liability Excess of Loss Reinsurance Contract

Reinsurer: Platinum Underwriters Reinsurance, Inc.

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Coverage Percent	Limit	Retention	Your Part. Percent	Your Dollar Line	Your Reference No.
Coverage A	100%	$2,500,000	$500,000	3.5%	$87,500	TBD
Coverage B	100%	$4,000,000	$1,000,000	3.5%	$140,000	TBD

Comments   _____

                _____

                _____

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Signed: /s/ Man-Hyu Hur
             Platinum Underwriters Reinsurance, Inc.

Date: December 28, 2005

Please sign and return one copy.

Reinsurance Confirmation Signing Page

Company: **FPIC Insurance Group, Inc.**

Contract: **Medical Professional Liability Excess of Loss Reinsurance Contract**

Reinsurer: **Transatlantic Reinsurance Company**

On the basis of the terms outlined in Benfield Inc.'s Reinsurance Confirmation dated December 21, 2005, the undersigned reinsurer confirms its agreement to accept a share(s) in the contract(s) listed below effective January 1, 2006:

Contract	Coverage Percent	Limit	Retention	Your Part Percent	Your Dollar Line	Your Reference No.
Coverage A	100%	$2,500,000	$500,000	20%	$500,000	910204594
Coverage B	100%	$4,000,000	$1,000,000	20%	$800,000	910204594

Comments

Brokerage

10.0% of ceded premiums as respects Coverage A (Domestic Placement)
10.0% of net ceded premiums as respects Coverage B (Domestic Placement)
12.5% of ceded premiums as respects Coverage A (London and Europe Placement)
10.0% of net ceded premiums as respects Coverage B (London and Europe Placement)

Signed: /s/ Nick Tzaneteas

Transatlantic Reinsurance Company

Date: December 21, 2005

Please sign and return one copy.

Exhibit 10(pppp)

POLICY No.   **F7Q1023**

UMR   **B11082006 F7Q1023**

Risk Details


Member Companies of FPIC Insurance Group, Inc.
including
First Professionals Insurance Company, Inc.
Jacksonville, Florida
Anesthesiologists' Professional Assurance Company
Coral Gables, Florida
and
Intermed Insurance Company
Springfield, Missouri

Medical Professional Liability Excess of Loss Reinsurance Contract
Effective: January 1, 2006


Business Reinsured

A.   By this Contract the Reinsurer agrees to reinsure the excess liability which may accrue to the Company under its policies, contracts and binders of insurance or reinsurance (hereinafter called "policies") issued or renewed on or after the effective date hereof and classified by the Company as follows:

    1.   Professional Liability business and ancillary coverages, covering physicians, surgeons, dentists, chiropractors, podiatrists and other allied medical practitioners and their professional associations;

    2.   Health Care Facilities Liability and ancillary coverages, including employed medical technicians, partnerships, corporations and limited liability companies;

  subject to the terms, conditions and limitations hereinafter set forth.

B.   Coverage hereunder may include prior acts coverage and/or extended discovery or reporting coverage when provided on original policies.

C.   Notwithstanding the provisions of paragraph A, the Reinsurer agrees to reinsurer the excess liability which may accrue to the Company resulting from:

    1.   Claims first made to the Company during the underwriting year on occurrence form policies issued by Intermed Insurance Company prior to January 1, 2000; and

    2.   Claims first made to the Company during the underwriting year on Extended Reporting Endorsements on claims made policies issued by Intermed Insurance Company prior to January 1, 2000;

  subject to the terms, conditions and limitations hereinafter set forth.

Commencement and Termination

A.   This Contract shall become effective on January 1, 2006, with respect to claims made against or reported to the Company on or after that date. This is with respect to new and renewal policies incepting during underwriting years commencing on or after that date and with respect to business covered under paragraph C of the Business Reinsured Article. This coverage shall continue in force thereafter until terminated.

B.   Either party may terminate this Contract on any December 31 by giving the other party not less than 90 days prior written notice by certified mail.

C.   Notwithstanding the provisions of paragraph B above, the Company may terminate a Subscribing Reinsurer's percentage share in this Contract at any time by giving not less than 30 days written notice to the Subscribing Reinsurer in the event any of the following circumstances occur:

        1.   The Subscribing Reinsurer's policyholders' surplus at the inception of any underwriting year has been reduced by more than 25.0% of the amount of surplus 12 months prior to that date; or

        2.   The Subscribing Reinsurer's policyholders' surplus at any time during any underwriting year has been reduced by more than 25.0% of the amount of surplus at the date of the Subscribing Reinsurer's most recent financial statement filed with regulatory authorities and available to the public as of the inception of this Contract; or

        3.   The Subscribing Reinsurer's A.M. Best's rating has been assigned or downgraded below A- and/or Standard & Poor's Financial Strength rating is assigned or downgraded below A-; or

        4.   A State Insurance Department or other legal authority has ordered the Subscribing Reinsurer to cease writing business; or

        5.   The Subscribing Reinsurer has become insolvent or has been placed into liquidation or receivership (whether voluntary or involuntary) or proceedings have been instituted against the Subscribing Reinsurer for the appointment of a receiver, liquidator, rehabilitator, conservator or trustee in bankruptcy, or other agent known by whatever name, to take possession of its assets or control of its operations; or

        6.   The Subscribing Reinsurer has ceased assuming new and renewal property and casualty treaty reinsurance business.

D.   Unless the Company elects to reassume the unearned reinsurance premium in force on the effective date of termination, and so notifies the Reinsurer prior to or within 30 days after the effective date of termination, reinsurance hereunder on business in force on the effective date of termination shall remain in full force and effect until expiration, cancellation or next premium anniversary of such business, whichever first occurs, but in no event beyond 12 months, plus odd time (not to exceed 18 months in total) and plus any extension of coverage for extended discovery or reporting coverage, following the effective date of termination.

E.   Notwithstanding the provisions of paragraph D above, in the event that any policy subject to this Contract is required by statute, regulation, or by order of an insurance department to be continued in force, the Reinsurer agrees to extend reinsurance coverage hereunder with respect to such policy until such policy may be canceled or non-renewed by the Company.

F.   "Underwriting year" as used herein shall mean the period from January 1, 2006 through December 31, 2006, and each subsequent 12-month period thereafter shall be a separate underwriting year, unless this Contract is terminated, in which event the final underwriting year shall be from the beginning of the then current underwriting year through the date of termination. All premiums and all claims or losses from new and renewal policies incepting during a given underwriting year shall be credited or charged, respectively, to such underwriting year, regardless of the date said premiums earn or such claims are made or losses occur (subject to the "cutoff" provisions of paragraph D above).

G.   Any claims made under the extended reporting coverage provision shall be deemed to have been made on the date the original policy expired or was cancelled. Premium for such extended reporting coverage shall be considered fully earned by the reinsurer on the last date the original policy was in force.

Territory (BRMA 51D)

This Contract shall be world-wide in its geographic scope.

Exclusions

See attached.

Retention and Limit

A. **Coverage A:**

   1. As respects all business covered hereunder, the Company shall retain and be liable for the first $500,000 of ultimate net loss each insured, each claim or occurrence. The Reinsurer shall then be liable for the amount by which such ultimate net loss exceeds the Company's retention, but the liability of the Reinsurer shall not exceed $2,500,000 as respects each insured, each claim or occurrence.

   2. The Company shall purchase or be deemed to have purchased inuring excess reinsurance to limit its ultimate net loss subject hereto from any one coverage any one policy (exclusive of loss in excess of policy limits or extra contractual obligations) to $1,000,000 per claim or occurrence.

   3. As respects extra contractual obligations and/or loss in excess of policy limits, the maximum amount of ultimate net loss (as defined in paragraph A of Definitions) recoverable by the Company hereunder shall be $15,000,000 for any one underwriting year.

B. **Coverage B:**

   1. As respects all business covered hereunder with policy limits exceeding $1,000,000 (excepting business covered under paragraph C of the Business Reinsured Article), the Company shall retain and be liable for the first $1,000,000 of ultimate net loss each insured, each claim or occurrence. The Reinsurer shall then be liable for the amount by which such ultimate net loss exceeds the Company's retention, but the liability of the Reinsurer shall not exceed the following:

      a. $4,000,000 as respects each insured, each claim or occurrence, for:

         1) Health Care Facilities Liability and ancillary coverages, including employed medical technicians, partnerships, corporations and limited liability companies, and

         2) Dentists and their professional associations, and

         3) Physicians and surgeons in Arkansas and their professional associations.

      b. $1,000,000 as respects each insured, each claim or occurrence, for business reinsured not included in (a) above.

   2. Provided that a policy cession has been made to Coverage B, a separate limit shall be payable by the Reinsurer for extra contractual obligations ('ECO') and loss in excess of policy limits ('XPL'), without an additional retention by the Company (other than its 10.0% co-participation as respects ECO and XPL losses hereunder).

3. The Company shall purchase or be deemed to have purchased inuring excess reinsurance to limit its ultimate net loss subject hereto from any one coverage, any one policy (exclusive of loss in excess of policy limits or extra contractual obligations) to $5,000,000 each insured, each claim or occurrence, and to $7,000,000 each insured in the annual aggregate.

C. As respects any declaratory judgment action regarding a claim on a policy subject hereto, if the Company is successful or settles prior to judgment, the Company shall retain the first $70,000 of declaratory judgment expense and the Reinsurer shall be liable for 80.0% of the amount excess of the Company's retention. However, the liability of the Reinsurer for successful declaratory judgment expense shall not exceed $1,000,000 arising out of policies allocated to any one underwriting year.

D. Coverage B shall inure to the benefit of Coverage A.

E. As respects business written in the State of Kansas, the Company's retention shall be deemed to include coverage provided by the Healthcare Stabilization Fund.

Definitions

See attached.

Claims and Loss Adjustment Expense

A. Whenever a claim is reserved by the Company for an amount greater than $250,000 and/or whenever a claim appears likely to result in a claim under this Contract, the Company shall notify the Reinsurer. All cases of serious injury which, regardless of considerations of liability or coverage, shall be reported to the Reinsurer, including, but not limited to the following:

1. Brain injury with significant cognitive, behavioral or physical residual damages;

2. Quadriplegia or paraplegia including Cauda Equina Syndrome;

3. Fatalities or significantly diminished life expectancy of wage earners or parents with minor children;

4. Any claim where the Company sustains a verdict for loss in excess of the policy limit and/or any action alleging extra contractual or bad faith obligations against the Company;

5. Any declaratory judgment action brought by or against the Company where the expense amount is greater than $50,000.

The Company will provide individual claim reports on reported claims to the Reinsurer and will provide updates as needed.

B. The Reinsurer shall have the right to participate, at its own expense, in the defense of any claim or suit involving this reinsurance.

C. All claim settlements made by the Company, provided they are within the terms of this Contract, shall be binding upon the Reinsurer, and the Reinsurer agrees to pay all amounts for which it may be liable upon receipt of reasonable evidence of the amount paid by the Company.

D. In the event of loss hereunder, loss adjustment expense incurred by the Company in connection therewith which does not reduce the Company's limit of liability under the policy involved shall be shared by the Company and the Reinsurer in the proportion the ultimate net loss paid or payable by the Reinsurer bears to the total loss paid or payable by the Company, prior to any reinsurance recoveries, but after deduction of all salvage, subrogation and other recoveries. However, if a verdict or judgment is reduced by any process other than by the trial court, resulting in an ultimate saving to the Reinsurer, or a judgment is reversed outright, the expenses incurred in securing such reduction or reversal shall be shared by the Company and the Reinsurer in the proportion that each benefits from such reduction or reversal, and the expenses incurred up to the time of the original verdict or judgment which do not reduce the Company's limit of liability under the policy involved shall be shared in proportion to each party's interest in such original verdict or judgment. The Reinsurer's liability for such loss adjustment expense shall be in addition to its liability for ultimate net loss.

Reinsurance Premium

A.   **Coverage A:**

    1.   As premium for the reinsurance provided under Coverage A, the Company shall pay the Reinsurer 10.0% of the Company's gross net written premium applicable to subject business for the underwriting year.

    2.   Company shall pay the Reinsurer an annual deposit premium of $24,000,000 in four equal installments of $6,000,000 on January 1, April 1, July 1 and October 1 of each underwriting year. In the event this Contract is terminated prior to any December 31, no deposit premium installments shall be due after the effective date of termination.

    3.   As respects Coverage A, within 60 days after the end of each underwriting year, the Company shall provide a report to the Reinsurer setting forth the premium due hereunder for the underwriting year, computed in accordance with the paragraphs above, and any additional premium due the Reinsurer shall be paid by the Company with its report, and any return premium due the Company shall be remitted promptly. In the event this Contract is terminated prior to any December 31, premium due shall be pro rated accordingly.

B.   **Coverage B**:

    1.   As premium for the reinsurance provided under Coverage B, the Company shall pay the Reinsurer 100% of its excess limits gross net written premium applicable to subject business, less ceding commission thereon for each underwriting year.

    2.   As respects Coverage B, within 30 days following the end of each calendar quarter, the Company shall report its excess limits gross net written premium applicable to subject business. The premium due the Reinsurer, less any commission thereon, shall be paid by the Company with its report.

C.   Regardless of the option chosen by the Company at expiration or cancellation in accordance with the provisions of the Commencement and Termination Article, in the event the Company is bound by statute or regulation to continue coverage, the Reinsurer shall continue to receive premium as set forth above on such policies quarterly as written.

D.   "Gross net written premium" as used herein is defined as gross written premium of the Company for primary policy limits of $1,000,000 each claim or less for the classes of business reinsured hereunder, less cancellations and return premiums, and less premiums ceded by the Company for inuring facultative reinsurance, if any.

E.   "Excess limits gross net written premium" as used herein is defined as the portion of the full gross written premium charged by the Company to its original insureds and allocated to the subject policy limit greater than $1,000,000 each claim for the classes of business reinsured hereunder, less cancellations and return premiums, and less premiums ceded by the Company for inuring facultative reinsurance, if any.

Ceding Commission

A. As respects Coverage B, the Reinsurer shall allow the Company a 17.5% commission on all premiums ceded to the Reinsurer hereunder. The Company shall allow the Reinsurer return commission on return premiums at the same rate.

B. It is expressly agreed that the ceding commission allowed the Company includes provision for all dividends, commissions, taxes, assessments, and all other expenses of whatever nature, except loss adjustment expense and successful declaratory judgment expense.

Profit Sharing

A. As respects Coverage A, the Reinsurer shall pay the Company profit sharing equal to 35.0% of the net profit, if any, in accordance with the provisions of paragraphs B and C hereunder, accruing to the Reinsurer for each underwriting year. The Reinsurer's net profit for each underwriting year shall be calculated in accordance with the following formula, it being understood that a positive balance equals net profit and a negative balance equals net loss:

   1. Premiums earned for policies allocated to the underwriting year; less

   2. Expenses incurred by the Reinsurer at 30.0% of premiums earned for policies allocated to the underwriting year; less

   3. Losses incurred for policies allocated to the underwriting year; less

   4. Incurred but not reported loss reserves ("IBNR") as original (to correspond with IBNR funding by Letter of Credit); less

   5. The Reinsurer's net loss, if any, from the immediately preceding underwriting year of this Contract and/or the Reinsurer's net loss, if any, carried forward from the following agreements:

      a. First Professionals Insurance Company Casualty Excess of Loss Reinsurance Agreement CXS-3014(1994) for calendar years 1994 and 1995; and/or

      b. First Professionals Insurance Company Physicians, Dentists, and Chiropractors Casualty First through Fourth and Clash Excess of Loss Reinsurance Agreement AR 4302 for calendar year 1996; and/or

      c. First Professionals Insurance Company Physicians, Dentists, and Chiropractors Casualty First through Fourth and Clash Excess of Loss Reinsurance Agreement AR 4373 for calendar years 1997 through 1999; and/or

      d. FPIC Insurance Group Medical Malpractice and Lawyers Professional Liability Excess of Loss Reinsurance Agreement AR 12427 for calendar years 2000, 2001, 2002 and 2003 and the Medical Excess of Loss Reinsurance Contract for calendar years 2004 and 2005; less

   6. The Reinsurer's net loss, if any, from Coverage B of this Contract, calculated as follows:

      a. Premiums earned for policies allocated to the underwriting year; less

      b. Ceding commission allowed on (a) above; less

      c. Expenses incurred by the Reinsurer at 30.0% of net premiums earned (premiums earned less ceding commission thereon) for policies allocated to the underwriting year; less

      d. Losses incurred for policies allocated to the underwriting year; less

      e. IBNR as original (to correspond with IBNR funding by Letter of Credit); less

      f. The Reinsurer's net loss, if any, from the immediately preceding underwriting year (beginning with the Medical Malpractice Liability Excess of Loss Reinsurance Agreement, effective January 1, 2003, as respects the second layer of coverage therein). It is understood that the net loss, if any, from an underwriting year shall be carried forward to extinction."

B. The Company shall calculate and report the Reinsurer's net profit within 45 days after 24 months following the end of each underwriting year, and within 45 days after the end of each 12-month period thereafter until all losses subject hereto have been finally settled. Profit sharing shall be payable upon receipt and verification of the profit sharing statement, based on the following schedule:

      1. At the first calculation, one-third of the profit sharing shown to be due the Company will be payable by the Reinsurer.

      2. At the second calculation, (first recalculation), two-thirds (less any amount previously paid) will be payable by the Reinsurer.

      3. At the third and subsequent calculations, the full amount (less any amounts previously paid) will be payable by the Reinsurer.

   Any return profit sharing shown to be due the Reinsurer shall be paid by the Company with its report.

C. "Premiums earned" as used herein shall mean the ceded written premiums for policies (or endorsements) allocated to the underwriting year, less the unearned portion thereof as of the effective date of calculation, it being understood that all premium from policies (or endorsements) allocated to an underwriting year shall be credited to that underwriting year, unless this Contract is terminated on a "cutoff" basis and the Company reassumes the unearned premium as of the effective date of termination.

Other Reinsurance

A. The Company may purchase individual facultative reinsurance, which may inure to the benefit of this Contract. Premiums for inuring reinsurance, if any, shall be deducted from the subject premiums.

B. Recoveries under any insurance or reinsurance which indemnifies or protects the Company against claims for loss in excess of policy limits or extra contractual obligations and any contribution or subrogation under such insurance or reinsurance shall inure to the benefit of this Contract.

Other Provisions

Subrogation (see attached)
Offset (BRMA 36C)
Access to Records (BRMA 1A)
Net Retained Lines (BRMA 32E)
Errors and Omissions (BRMA 14F)
Liability of the Reinsurer (see attached)
Currency (BRMA 12A)
Taxes (BRMA 50B)
Unauthorized Reinsurers (Evergreen LOC, Outstanding Losses/LAE and IBNR) (see attached)
Arbitration (see attached)
Late Payments for Inactive Reinsurers (see attached)
Service of Suit (BRMA 49E)
Federal Excise Tax (see attached)
Agency Agreement (see attached)
Intermediary (BRMA 23A)
Governing Law (BRMA 71B) - Florida

Brokerage (This will not form part of the Contract Wording)

12.5% of ceded premiums as respects Coverage A
10.0% of net ceded premiums as respects Coverage B

Several Liability Notice - LSW 1001 (Reinsurance)

The subscribing Reinsurer's obligations undercontracts of reinsurance to which they subscribe are several and not joint and are limited solely to the extent of their individual subscriptions. The subscribing Reinsurers are not responsible for the subscription of any co-subscribing Reinsurer who for any reason does not satisfy all or part of its obligations.

Wording (This will not form part of the Contract Wording)

The Risk Details section of this slip and any endorsements and/or amendments attached hereto set out all the terms and conditions of this reinsurance. The Contract Wording for such reinsurance shall consist of such terms and conditions and shall set out Reinsurers' participations hereon. Such Contract Wording may include Contract Title Front Sheet, Table of Contents, Reinsured's attestation clause, Interests and Liabilities Agreements or Signing Schedules, as appropriate. Agreement by the Reinsurers to this slip and any endorsements and/or amendments attached hereto shall constitute agreement to such Contract Wording.

Any amendments to the terms and conditions of this reinsurance shall be agreed by the leading underwriter only unless otherwise stipulated by the leading underwriter or otherwise provided for in this slip.

Exclusions

A. This Contract does not apply to and specifically excludes the following:

  1. Reinsurance assumed by the Company other than:

      a. Intra-company reinsurance; and

      b. Policies underwritten by the Company but issued by another carrier at the Company's request and reinsured 100% by the Company.

  2. Business produced and underwritten by others.

  3. Hospital Professional Liability and related General Liability Business.

  4. Occurrence form policies except for those policies noted in paragraph C of the Business Reinsured Article.

  5. Insureds written under the Company's Non-Standard Medical and Dental Malpractice Quota Share Reinsurance Agreement (or replacement thereof).

  6. Nuclear risks as defined in the "Nuclear Incident Exclusion Clause - Liability - Reinsurance" attached to and forming part of this Contract.

  7. All liability of the Company arising by contract, operation of law, or otherwise, from its participation or membership, whether voluntary or involuntary, in any insolvency fund. "Insolvency fund" includes any guaranty fund, insolvency fund, plan, pool, association, fund or other arrangement, however denominated, established or governed, which provides for any assessment of or payment or assumption by the Company of part or all of any claim, debt, charge, fee or other obligation of an insurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

  8. Liability as a member, subscriber or reinsurer of any Pool, Syndicate or Association.

B. Business falling within the scope of one or more of the exclusions set forth in paragraph A or not within the terms, conditions or limitations of this Contract may be submitted to the Reinsurer for special acceptance and, if accepted by the Reinsurer, shall be subject to all the terms of this Contract except as modified by the special acceptance.

Definitions

A.   "Ultimate net loss" as used herein is defined as the sum or sums (including deductibles of $250,000 or less paid by the Company or the insured, loss in excess of policy limits, extra contractual obligations and any loss adjustment expense, as hereinafter defined, which reduces the Company's limit of liability under the policy involved) paid or payable by the Company in settlement of claims and in satisfaction of judgments rendered on account of such claims, after deduction of all salvage, all recoveries and all claims on inuring insurance or reinsurance, whether collectible or not. Nothing herein shall be construed to mean that losses under this Contract are not recoverable until the Company's ultimate net loss has been ascertained.

B.   "Loss in excess of policy limits" and "extra contractual obligations" as used herein shall be defined as follows:

     1.   "Loss in excess of policy limits" shall mean 90.0% of any amount paid or payable by the Company in excess of its policy limits, but otherwise within the terms of its policy, such loss in excess of the Company's policy limits having been incurred because of, but not limited to, failure by the Company to settle within the policy limits or by reason of the Company's alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of an action against its insured or reinsured or in the preparation or prosecution of an appeal consequent upon such an action.

     2.   "Extra contractual obligations" shall mean 90.0% of any punitive, exemplary, compensatory or consequential damages paid or payable by the Company, not covered by any other provision of this Contract and which arise from the handling of any claim on business subject to this Contract, such liabilities arising because of, but not limited to, failure by the Company to settle within the policy limits or by reason of the Company's alleged or actual negligence, fraud or bad faith in rejecting an offer of settlement or in the preparation of the defense or in the trial of an action against its insured or reinsured or in the preparation or prosecution of an appeal consequent upon such an action. An extra contractual obligation shall be deemed, in all circumstances, to have occurred on the same date as the loss covered or alleged to be covered under the policy.

    Notwithstanding anything stated herein, this Contract shall not apply to any loss in excess of policy limits or any extra contractual obligation incurred by the Company as a result of any deliberately fraudulent and/or criminal act by any officer or director of the Company acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense or settlement of any claim covered hereunder.

    If any provision of this paragraph B shall be rendered illegal or unenforceable by the laws, regulations or public policy of any state, such provision shall be considered void in such state, but this shall not affect the validity or enforceability of any other provision of this Contract or the enforceability of such provision in any other jurisdiction.

C.   "Insured" as used herein shall mean any party or parties provided with a separate policy limit by the Company.

D.   "Claim" and "occurrence" shall have the same meaning as the term occurrence, claim, medical incident, wrongful act or such similar term, as applicable, under the Company's policy forms.

E.   "Loss adjustment expense" as used herein shall mean expenses assignable to the appraisal, adjustment, settlement, litigation, investigation, defense and/or appeal of specific claims, regardless of how such expenses are classified for statutory reporting purposes. Loss adjustment expense shall include, but not be limited to interest on judgments, legal expenses and expenses associated with unsuccessful declaratory judgment actions, but shall not include office expenses or salaries of the Company's regular employees.

F.   "Declaratory judgment expense" as used herein shall mean all court costs, attorney's fees and expense incurred by the Company in contesting insurance coverage on policies reinsured hereunder. Declaratory judgment expenses shall be deemed to have occurred on the same date as the loss covered or alleged to be covered under the policy.

G. "Losses incurred" as used herein shall mean ceded losses and loss adjustment expense paid as of the effective date of calculation, plus the Company's ceded reserves for losses and loss adjustment expense outstanding as of the same date, it being understood and agreed that all losses and related loss adjustment expense under policies allocated to an underwriting year shall be charged to that underwriting year, regardless of the date said losses actually occur, unless this Contract is terminated on a "cutoff" basis, in which event the Reinsurer shall have no liability for claims made or occurrences commencing after the effective date of termination.

Other Provisions (Non-BRMA)

Subrogation

The Reinsurer shall be credited with recoveries from subrogation (i.e. reimbursement obtained or recovery made by the Company, less the actual cost, excluding salaries of officials and employees of the Company and sums paid to attorneys as retainer, of obtaining such reimbursement or making such recovery) on account of claims and settlements involving reinsurance hereunder. Recoveries therefrom shall always be used to reimburse the excess reinsurers in the reverse order of their priority according to their participation before being used in any way to reimburse the Company for its initial retained loss in accordance with the Retention and Limit Article. The Company hereby agrees to enforce its rights to subrogation relating to any loss, a part of which loss was sustained by the Reinsurer, and to prosecute all claims arising out of such rights.

Liability of the Reinsurer

A. The liability of the Reinsurer shall follow that of the Company in every case and be subject in all respects to all the general and specific stipulations, clauses, waivers and modifications of the Company's policies and any endorsements thereon. However, in no event shall this be construed in any way to provide coverage outside the terms and conditions set forth in this Contract.

B. Nothing herein shall in any manner create any obligations or establish any rights against the Reinsurer in favor of any third party or any persons not parties to this Contract.

Unauthorized Reinsurers

A. If the Reinsurer is unauthorized in any state of the United States of America or the District of Columbia, the Reinsurer agrees to fund its share of the Company's ceded United States unearned premium and outstanding loss and loss adjustment expense reserves (including incurred but not reported loss reserves) by:

   1. Clean, irrevocable and unconditional letters of credit issued and confirmed, if confirmation is required by the insurance regulatory authorities involved, by a bank or banks meeting the NAIC Securities Valuation Office credit standards for issuers of letters of credit and acceptable to said insurance regulatory authorities; and/or

   2. Escrow accounts for the benefit of the Company; and/or

   3. Cash advances;

   if, without such funding, a penalty would accrue to the Company on any financial statement it is required to file with the insurance regulatory authorities involved. The Reinsurer, at its sole option, may fund in other than cash if its method and form of funding are acceptable to the insurance regulatory authorities involved.

B. With regard to funding in whole or in part by letters of credit, it is agreed that each letter of credit will be in a form acceptable to insurance regulatory authorities involved, will be issued for a term of at least one year and will include an "evergreen clause," which automatically extends the term for at least one additional year at each expiration date unless written notice of non-renewal is given to the Company not less than 30 days prior to said expiration date. The Company and the Reinsurer further agree, notwithstanding anything to the contrary in this Contract, that said letters of credit may be drawn upon by the Company or its successors in interest at any time, without diminution because of the insolvency of the Company or the Reinsurer, but only for one or more of the following purposes:

   1. To reimburse itself for the Reinsurer's share of unearned premiums returned to insureds on account of policy cancellations, unless paid in cash by the Reinsurer;

2. To reimburse itself for the Reinsurer's share of losses and/or loss adjustment expense paid under the terms of policies reinsured hereunder, unless paid in cash by the Reinsurer;

3. To reimburse itself for the Reinsurer's share of any other amounts claimed to be due hereunder, unless paid in cash by the Reinsurer;

4. To fund a cash account in an amount equal to the Reinsurer's share of any ceded unearned premium and/or outstanding loss and loss adjustment expense reserves (including incurred but not reported loss reserves) funded by means of a letter of credit which is under non-renewal notice, if said letter of credit has not been renewed or replaced by the Reinsurer 10 days prior to its expiration date;

5. To refund to the Reinsurer any sum in excess of the actual amount required to fund the Reinsurer's share of the Company's ceded unearned premium and/or outstanding loss and loss adjustment expense reserves (including incurred but not reported loss reserves), if so requested by the Reinsurer.

In the event the amount drawn by the Company on any letter of credit is in excess of the actual amount required for B(1), B(2) or B(4), or in the case of B(3), the actual amount determined to be due, the Company shall promptly return to the Reinsurer the excess amount so drawn.

Arbitration

A. As a condition precedent to any right of action hereunder, in the event of any dispute or difference of opinion hereafter arising with respect to this Contract, it is hereby mutually agreed that such dispute or difference of opinion shall be submitted to arbitration. One Arbiter shall be chosen by the Company, the other by the Reinsurer, and an Umpire shall be chosen by the two Arbiters before they enter upon arbitration, all of whom shall be active or retired disinterested executive officers of insurance or reinsurance companies or Lloyd's London Underwriters. In the event that either party should fail to choose an Arbiter within 30 days following a written request by the other party to do so, the requesting party may choose two Arbiters who shall in turn choose an Umpire before entering upon arbitration. If the two Arbiters fail to agree upon the selection of an Umpire within 30 days following their appointment, each Arbiter shall nominate three candidates within 10 days thereafter, two of whom the other shall decline, and the decision shall be made by drawing lots.

B. Each party shall present its case to the Arbiters within 30 days following the date of appointment of the Umpire. The Arbiters shall consider this Contract as an honorable engagement rather than merely as a legal obligation and they are relieved of all judicial formalities and may abstain from following the strict rules of law. The decision of the Arbiters shall be final and binding on both parties; but failing to agree, they shall call in the Umpire and the decision of the majority shall be final and binding upon both parties. Judgment upon the final decision of the Arbiters may be entered in any court of competent jurisdiction.

C. If more than one reinsurer is involved in the same dispute, all such reinsurers shall constitute and act as one party for purposes of this Article and communications shall be made by the Company to each of the reinsurers constituting one party, provided, however, that nothing herein shall impair the rights of such reinsurers to assert several, rather than joint, defenses or claims, nor be construed as changing the liability of the reinsurers participating under the terms of this Contract from several to joint.

D. Each party shall bear the expense of its own Arbiter, and shall jointly and equally bear with the other the expense of the Umpire and of the arbitration. In the event that the two Arbiters are chosen by one party, as above provided, the expense of the Arbiters, the Umpire and the arbitration shall be equally divided between the two parties.

E. Any arbitration proceedings shall take place at a location mutually agreed upon by the parties to this Contract, but notwithstanding the location of the arbitration, all proceedings pursuant hereto shall be governed by the law of the State of Florida.

F. In the event that any Subscribing Reinsurer has ceased assuming new and renewal property and casualty treaty reinsurance business and fails to pay any amount claimed to be due hereunder, the Company may, at its sole option, by giving not less than 30 days written notice to the Subscribing Reinsurer, elect to bypass this Article, and the Reinsurer hereby expressly waives the requirements of this Arbitration Article.

Late Payments for Inactive Reinsurers

A. In the event any payment due the Company is not received by the Intermediary by the payment due date, the Inactive Reinsurer agrees to pay, an interest penalty on the amount past due calculated for each such payment on the last day of each month as follows:

    1. The number of full days which have expired since the due date or the last monthly calculation, whichever the lesser; times

    2. 1/365ths of the LIBOR monthly rate, plus (1%) one percent, on the first day of the month for which the calculation is made; times

    3. The amount past due, including accrued interest.

    It is agreed that interest shall accumulate until payment of the original amount due plus interest penalties have been received by the Intermediary.

    For purposes of this Article, the "due date" for any payment due the Company hereunder shall be deemed due (30) thirty days after the proof of loss or demand for payment is transmitted to the Inactive Reinsurer. If such payment is not received within the (30) thirty days, interest will accrue on the payment or amount overdue in accordance with this Article, from the date the proof of loss or demand for payment was transmitted to the Inactive Reinsurer. The active or inactive status of a reinsurer on the date a proof of loss or demand for payment was transmitted to such reinsurer shall not effect the due date or the calculation of the interest penalty as defined in this Article. Amounts due hereunder shall be deemed paid upon receipt by the Intermediary.

Federal Excise Tax

A. The Reinsurer has agreed to allow for the purpose of paying the Federal Excise Tax the applicable percentage of the premium payable hereon as imposed under Section 4371 of the Internal Revenue Code to the extent such premium is subject to the Federal Excise Tax.

B. In the event of any return of premium becoming due hereunder the Reinsurer will deduct the applicable percentage from the return premium payable hereon and the Company or its agent should take steps to recover the tax from the United States Government.

Agency Agreement

If more than one reinsured company is named as a party to this Contract, the first named company shall be deemed the agent of the other reinsured companies for purposes of sending or receiving notices required by the terms and conditions of this Contract, and for purposes of remitting or receiving any monies due any party.

The following Slip sections (<u>Subscription Agreement</u>, <u>Information</u> and <u>Fiscal and Regulatory)</u> detail certain inter- and intra-market administrative arrangements and informational items which, unless specifically otherwise noted below, will not form part of this/these Agreement(s) for Cover Note purposes.

<u>Subscription Agreement</u>

Slip Leader:

Other Agreement Parties for Contract Changes:

Reinsurers, other than the Slip Leader, who will agree Contract changes on behalf of the subscribing Reinsurers in accordance with the terms agreed below. **This should not include those Reinsurers who wish to agree Contract changes on their own behalf.** Where no other agreement parties are specified, the agreement party for Part 2 changes will be the Slip Leader only.

Basis of Agreement to Contract Changes:

General Underwriters Agreement (GUA October 2001) with Excess of Loss and Treaty Reinsurance Schedule (October 2002).

When details of agreed endorsements are required to be provided to following (i.e. non-Lead) Reinsurer(s), e-mail will be used by the Broker.

Document Production:

To follow the "Wording" article of the "<u>RISK DETAILS</u>" Section except:

1.   The Broker to produce the Contract Wording and/or Addenda, as appropriate

2.   Lloyd's and Company Reinsurers hereon authorise Xchanging Ins-sure Services (XIS) to sign Contract Wording on a FDO basis.

Claims Agreement Parties:

All advices and settlements to be agreed by the Leading Lloyd's Reinsurer and Leading XIS Company only and entered by the London office of Xchanging Claims Services (XCS). Agreement by these "Claims Leaders" shall be respectively binding upon all Lloyd's and all XIS Company Reinsurers subscribing hereto.
In the event that Lloyd's Reinsurers hereon appoint an alternative or successor claims services provider to XCS, such provider will be substituted automatically in the above provisions in place of XCS without further agreement. All Lloyd's Reinsurers agree to use the same provider in the event of such a substitution.

Basis of Claims Agreement:
Claims to be managed in accordance with Lloyd's 1999 Claims Scheme and IUA claims agreement practices, except as amended by the following:

1. Lloyd's Reinsurers hereon authorize XCS to waive the deferred settlement system in the event of presentation of settlement with first advice;

2. All loss settlements within or equal to a previously agreed reserve shall be automatically payable by Reinsurers. Where losses are advised and/or settled on a "block" or "bordereaux" basis, this shall still apply in relation to each individual loss comprising the "block" or bordereaux;

3. On any claim agreed by the Claims Leaders any action to subrogate, pursue or investigate a claim against a third party shall not delay settlement hereon;

4. A request for further information shall not delay payment of a claim once it has been approved by the Claims Leaders but such information request will still be pursued after payment;

5. XIS companies to agree settlement request on a Claims Electronic Settlements (CES) basis via the Class system;

6. In the event of the Leaders receiving an arbitration request or wishing to commence arbitration, each subscribing Reinsurer agrees EITHER to follow the Leaders' conduct of such arbitration and be bound by its outcome OR to elect to pay their share of any claim and/or reject going to arbitration.

Claims Administration:
The Broker to enter claims advices into relevant market CLASS system, where applicable. All Reinsurers to use their respective CLASS system for claims agreement, where relevant. E-mail or other electronic means to be used by the Broker for distribution of claims information to Reinsurers in support of the CLASS entry, where possible.

Reinsurers will respond to claims matters to the Broker via CLASS, where relevant.

Only losses incurred excess of 75% of the Treaty Retention to be advised on an individual basis.

Rules and Extent Of Any Other Delegated Authority:	Not applicable.
Expert(s) Fees:	Broker to collect fees, if applicable.
Bureaux Arrangements:	Where possible, the Broker will submit delinked accounts to XIS. Premium payment requirements deemed met if accounts are correctly released for settlement to XIS in line with bureau procedures before settlement due date.
Signing Provision:	Reinsurers hereon note and agree to a disproportionate sign down of Written Lines, if required. XIS are authorised to accept as presented.
Additional Administrative Agreements:	

Special Agreements/Acceptances and Signing Slips:

Provided Treaty Limits are not exceeded, all special agreements/acceptances and signing slips shall be binding on all Reinsurers subscribing hereto when agreed by the Slip Leader only.

Renewals of previously agreed special agreements/acceptances are automatically covered hereon.

Underwriting Audit/Claims Reviews and Fees:

Underwriting Audit/Claims reviews to be authorised by the Slip Leader only and at the cost to current Reinsurers hereon. Settlement of fees to be agreed by the Slip Leader only.

Letters of Credit and Outstanding Cash Advances:
Reinsurers hereon agree that any Letters of Credit (LOCs) issued in connection with this Contract shall be issued under the "Citibank Scheme".

Non-Renewing and/or Non-Continuing Reinsurers:
Any following Reinsurer non-renewing or discontinuing participation at any anniversary, re-signing or renewal date (as applicable), for any reason, agrees (a) to continue to follow the decisions of the Slip Leader(s) or any other Claims/Contract Agreement Parties (collectively "the Leaders") hereon in all areas where it previously vested authority to any such Leaders, and (b) that the Broker may note any documents so agreed by the Leaders as being "agreed" on such non-continuing Reinsurer's behalf without further reference. However, the Broker agrees to keep such non-continuing Reinsurers advised of any such agreements for information purposes only.

<u>Notice of Cancellation</u>
In order that Reinsurers hereon have the opportunity to review the relevant underwriting information before confirming their continued participation effective 1st January, 2007, for the sake of good order they hereby tender notice of cancellation to be effective 31st December, 2006.

Information

SUBJECT PREMIUM INCOME

2006 Estimated Subject Written Premium Income is split as follows:

Company		Primary		Excess		Total
First Professionals Insurance Company	$	204,300,000	$	1,700,000	$	206,000,000
Anesthesiologists Professional Assurance Company	$	31,900,000	$	450,000	$	32,350,000
Intermed Insurance Company	$	12,00,000	$	13,000	$	12,013,000
Total	**$**	**248,200,000**	**$**	**2,163,000**	**$**	**250,363,000**

PRESENTATION BOOKLET DATE:

Benfield Placing Information Booklet dated 21st September, 2005.

Fiscal and Regulatory

Tax Payable by Reinsurers: As provided for in the Federal Excise Clause set out in the Risk Details Section of this slip. The applicable percentage at the effective date of this reinsurance is 1% however the percentage that is statutorily required will be applied.

US Classification: U.S. Reinsurance.

NAIC Codes: The NAIC Codes for the reinsured companies are as follows:

Company	NAIC Code
First Professionals Insurance Company, Inc.	33383
Anesthesiologists' Professional Assurance Company	37656
Intermed Insurance Company	33367

LSW 1007 (Reinsurance) - NAIC Clause

"The NAIC Identification number for each participating Syndicate shown herein is AA-112 followed by a four (4) digit number that can be derived by adding 6000 to the Syndicate number."
(This item will be included in the Cover Note).

Allocation of Premium to Coding: No accounting splits required

Client Classification: Reinsurance.

Signed Line %

    3.00%   US Casualty
              Aspen Insurance UK Ltd

              /s/ /Robert Long

    7.00%   FARADAY (Synd. #0435)

              /s/ Phil Wooldridge

    7.50%   MAP (Synd. #2791)

              /s/ David Shipley

    3.00%   Wellington (Synd. #2020)

              /s/ Richard Pagram